Zelgor Inc
Statements of Stockholders' Deficit
(Unaudited)

	Common Stock			Capital in Excess of Par Value		Acculumated Deficit		Total Stockholders' Equity (Deficit)
	Shares		Amount					
Balance, January 1, 2015	7,950,000	$	80	$	119,988	$	(469,011)	$ (348,943)
Issuance of shares for services	415,000		4		41,496			41,500
Net loss							(124,755)	(124,755)
Balance, December 31, 2015	8,365,000		84		161,484		(593,766)	(432,198)
Issuance of shares for services	100,000		1		9,999			10,000
Net loss							(46,876)	(46,876)
Balance, December 31, 2016	8,465,000	$	85	$	171,483	$	(640,642)	$ (469,074)